October 29, 2019

Patrick Dovigi
President and Chief Executive Officer
GFL Environmental Holdings Inc.
100 New Park Place, Suite 500
Vaughan, Ontario, Canada L4K 0H9

       Re: GFL Environmental Holdings Inc.
           Amendment No. 4 to Registration Statement on Form F-1
           Filed October 23, 2019
           File No. 333-232731

Dear Mr. Dovigi:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2019 letter.

Form F-1/A Filed October 23, 2019

Capitalization, page 73

1. It does not appear that you have clearly shown in the notes to the capitalization table how each adjusted amount has been computed as your response indicates. For example, it is not clear how you arrived at the as adjusted cash amount, as adjusted debt amount, and as adjusted shareholders' equity amounts. Please clearly disclose how you have arrived at these amounts, including how pre-capital changes have impacted your as adjusted amounts. We also note that as adjusted debt is approximately $2.1 billion less than actual debt at June 30, 2019. Your use of proceeds disclosures on page 71 indicate that approximately $1 billion of debt will be repaid with proceeds from the offering. It is not clear what is causing the remaining decrease in total as adjusted debt. Patrick Dovigi
GFL Environmental Holdings Inc.
October 29, 2019
Page 2
Unaudited Pro Forma Combined Financial Information, page 78

2. Your response indicates that you presented pro forma earnings per share amounts and the computation of the number of basic and diluted weighted average shares used in determining its pro forma earnings per share amounts. It does not appear that this information has been provided as indicated by your response. Please revise.
3. In regards to pro forma adjustment 19 related to interest and other finance costs, it appears that you may be reflecting material, nonrecurring charges related to the expected debt repayments on your pro forma statement of operations. We remind you that material nonrecurring charges and related tax effects should not be reflected on your pro forma statement of operations. Refer to Rule 11-02(b)(5) of Regulation S-X. In addition, we note that you have not reflected the expected interest expense reduction associated with certain debt amounts as these debt amounts were incurred subsequent to December 31,
       2018. In your note, please also quantify the expected interest expense reduction associated with these debt amounts.
Exhibit 5.1, page 1

4. Please have counsel revise the legal opinion to opine, if true, that the 1,038,636 subordinate voting shares being offered by the selling stockholder are legally issued, fully paid, and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.
       You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Al Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                             Sincerely,
FirstName LastNamePatrick Dovigi
                                                             Division of
Corporation Finance
Comapany NameGFL Environmental Holdings Inc.
                                                             Office of
Manufacturing
October 29, 2019 Page 2
cc:       Ryan Bekkerus
FirstName LastName